UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September 2004

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Other Matters to be Disclosed

(Order to Take Corrective Measures Regarding Ownership in Excess of the Limit in KT Corp. by Brandes Investment Partners, LLC)

•	Order issued by the Ministry of Information and Communication (MIC) on September 9, 2004.

•	Order issued to Brandes Investment Partners and KT.

•	Reasoning by MIC: MIC interprets that Brandes Investment Partners is in violation of Addendum #7165, Section 3 of the Telecommunications Business Act prohibiting ownership in excess of the limit (7.856%) imposed on the largest foreign shareholder when Brandes disclosed on August 14, 2004 its 8.06% holdings in KT. This is 0.204% in excess of the above mentioned limit, which also represents holdings in KT by Brandes as of the effective date of the above mentioned law.

•	Details of the corrective measures to be taken:
1)	Submission of a general plan of compliance within 20 days.
2)	Lowering of the ownership in KT by Brandes Investment Partners below the 7.856% limit within 6 months.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 10, 2004

KT Corporation

By:	/s/ Wha Joon Cho
Name:	Wha Joon Cho
Title:	Managing Director